Exhibit 99.2

Wowjoint Holdings Limited Announces Commencement of Exchange Offer for Outstanding Warrants

BEIJING, March 23, 2012 -- /PRNewswire-Asia/ -- Wowjoint Holdings Limited (NASDAQ: BWOW, BWOWW and BWOWU) ("Wowjoint" or the "Company"), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, announced today that it has commenced an exchange offer (the "Offer") for its 7,700,642 outstanding warrants (the "Warrants").

In connection with the Offer, the Company will exchange one ordinary share for every 15.9 Warrants tendered. The Offer will be open for at least twenty business days starting on March 22, 2012 and is scheduled to expire on April 19, 2012, at 5:00 pm Eastern Time. The terms and conditions of the Offer are set forth in the documentation to be distributed to holders of the Warrants. To participate in the Offer, holders must tender their Warrants in accordance with the instructions included in the Offer materials, no later than 5:00 pm Eastern Time on April 18, 2012.

The Warrants are comprised of 7,264,756 warrants outstanding as of March 19, 2012 and 435,886 warrants to be issued as a result of the payment of a special dividend by Wowjoint to its shareholders, which was previously announced on March 21, 2012. The Company will issue up to 484,317 ordinary shares in exchange for the Warrants. Assuming all of the Warrants are tendered, the Company expects to have approximately 8,862,474 ordinary shares issued and outstanding subsequent to the completion of the Offer and the payment of the special dividend.

"We're happy to announce this exchange offer to our warrant holders," stated Yabin Liu, Chief Executive Officer of Wowjoint. "We appreciate the support our warrant holders have provided to us since we became public almost two years ago. This event, in addition to the special stock dividend we are providing to our shareholders, demonstrates our confidence in the Company's future and should provide for a solid capitalization structure as we move forward."

A copy of the exchange offer materials may be obtained from Georgeson, Inc. the information agent for the Offer. Please contact Georgeson, Inc. with any questions regarding the Offer at (212) 440-9800 (banks and brokers), (866) 767-8986 (toll-free) or BWOW@Georgeson.com.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to tender any Warrants. The solicitation of offers to tender Warrants in exchange for shares has been made pursuant to the Offer to Exchange filed with the SEC (as may be amended or supplemented) on March 22, 2012, the related Letter of Transmittal and other related documents that Wowjoint is sending to its Warrant holders. The exchange offer materials contain important information that should be read carefully before any decision is made with respect to the exchange offer. Those materials are being distributed by Wowjoint to its Warrant holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's website at www.sec.gov and from the information agent.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President of Investor Relations

Tel: (530) 475-2793

mail: aubrye@wowjoint.com

Website: www.wowjoint.com